Exhibit 1

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza +52 (81) 8888-4576 alfredo.garza@cemex.com	Analyst and Investor Relations Fabián Orta +52 (81) 8888-4139 fabian.orta@cemex.com

CEMEX REPORTS 39% YoY INCREASE IN SECOND QUARTER EBITDA

AND SURPASSES DELEVERAGING TARGET OF BELOW 3 TIMES

•	Achieved Operating EBITDA of US$818 million, significantly outpacing pre-pandemic second quarter 2019 level.

•	The company reached a 2.85 times leverage ratio(1), arriving at its September 2020 Operation Resilience target of less than 3 times significantly ahead of schedule.

MONTERREY, MEXICO, JULY 29, 2021– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today strong results in the second quarter of 2021 with EBITDA growing in all regions. Consolidated net sales increased 25%, to $3.9 billion, while Operating EBITDA improved 39%, to US$818 million. The EBITDA margin increased 2.1 percentage points year over year, to 21.2%. The robust EBITDA performance in the quarter is attributable to significant momentum in cement volumes, higher prices, increased contribution from our growth investment portfolio, operational leverage, and a favorable base effect. EBITDA in the quarter is 31% higher than pre-pandemic second quarter 2019 EBITDA. The company also achieved an investment-grade capital structure of 2.85 times leverage at the end of the quarter.

CEMEX’s Consolidated Second Quarter 2021 Financial and Operational Highlights

•	Net Sales increased 25%, to US$3,855 million.

•	Consolidated cement volumes grew 22%, to levels higher than pre-pandemic second quarter 2019.

•	Operating EBITDA rose 39%, to US$818 million.

•	Operating EBITDA margin increased by 2.1pp, to 21.2%, well above the company´s Operation Resilience target of ≥20%.

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Free Cash Flow after Maintenance Capital Expenditures reached US$401 million, with a conversion rate of EBITDA to Free Cash Flow after Maintenance Capital Expenditures of 49%, the highest in a second quarter since 2017.

•	Controlling Interest Net Income was US$270 million versus a loss of US$44 million in the same quarter of 2020.

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Net debt and leverage were reduced materially during the second quarter. Net debt decreased US$743 million versus the first quarter of 2021, due to the issuance of subordinated notes and free cash flow.

•	Leverage ratio was 2.85 times, a reduction of 0.76 times compared to end of first quarter 2021, and 1.72 times lower versus second quarter of 2020.

“We are quite pleased to report another strong consecutive performance. During the quarter, we accomplished some important milestones in our growth story. Quarterly highlights include the achievement of our long-time leverage goal, a 39% increase in quarterly EBITDA, and our announcement of industry leading Climate Action targets” said Fernando A. González, CEO of CEMEX. “Our growth in the quarter, which exceeded pre-pandemic levels, gives us confidence that this performance is sustainable in the second half of the year. We are optimistic and we will take advantage of this favorable backdrop to focus on our bolt-on investment strategy, further deleveraging and investing to reach our new Climate Action targets.”

Geographical Markets Second Quarter 2021 Highlights

Net Sales in Mexico increased 43%, to US$935 million. Operating EBITDA rose 58% to US$332 million.

In the United States, Net Sales reached US$1.1 billion, an increase of 13%. Operating EBITDA grew 7% to US$212 million.

In our Europe, Middle East, Africa and Asia region, Net Sales rose by 21%, reaching US$1.3 billion. Operating EBITDA was US$198 million for the quarter, or 25% higher.

South, Central America and the Caribbean region had Net Sales of US$418 million, an increase of 50%. Operating EBITDA improved 79% to US$117 million.

CEMEX is a global building materials company that provides high-quality products and reliable services. CEMEX has a rich history of improving the wellbeing of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information, please visit: www.cemex.com

Note: All percentage variations related to Net Sales and EBITDA are on a like to like basis for ongoing operations and adjusting for currency fluctuations, compared to the second quarter of 2020.

(1) Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated

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This press release contains forward-looking statements that reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. CEMEX assumes no obligation to update or correct the information contained in this press release. The information contained in this press release is subject to change without notice, and CEMEX is not obligated to publicly update or revise any forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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